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Editorial Contacts:

 Rosemary Stone                                   Giles Sanderson/Edward Bridges
 Director, Corporate Communications               Financial Dynamics
 Micro Focus                                      UK: (0171) 831-3113
 U.S.: (650) 404-7180


              MICRO FOCUS GROUP PLC ANNOUNCES PLAN FOR STOCK SPLIT

     MOUNTAIN VIEW, Calif., and LONDON, February 12, 1998 -- Micro Focus Group Plc (NASDAQ: MIFGY) today announced that the Board of Directors has recommended the subdivision of its shares on a five-for-one basis, in order to improve the marketability of the Company's shares. The Board is convening a meeting of the Shareholders to approve the subdivision of shares on March 12, 1998. If approved by shareholders, the subdivision, or stock split, would take effect as of the close of business March 13, 1998. The Company will have the conversion rights of its American Depository Shares (ADS's) adjusted such that each ADS will thereafter represent five ordinary shares.

     Subject to the proposal becoming effective, dealings in the share capital as subdivided are expected to commence on March 16, 1998. The Company also restated its intention to announce its results for the quarter and fiscal year ended January 31, 1998 on March 4, 1998.

ABOUT MICRO FOCUS

     Micro Focus (NASDAQ: MIFGY) provides solutions for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow application developers to manage and extend their enterprise applications for developing and deploying production systems in distributed environments, moving application development and maintenance off of the mainframe, and providing solutions for reengineering systems to handle the millennium date change.

     Micro Focus is located at 701 E. Middlefield Road, Mountain View, Calif. 94043; telephone 650-938-3700. In the UK, the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

                                      # # #

Micro Focus is a registered trademark of Micro Focus. All other companies and products as they appear in this release are trademarks or registered trademarks of their respective owners.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: February 12, 1998                       By: /s/ Loren E. Hilllberg
                                              ----------------------------------
                                              Loren E. Hillberg, Secretary